[BINGHAM McCUTCHEN LLP LETTERHEAD]
Meerie M. Joung, Esq.
Direct Dial: (617) 951-8840
E-Mail: meerie.joung@bingham.com
May 19, 2009
VIA EDGAR AND FEDERAL EXPRESS
Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc. Registration Statement on Form S-3 Filed April 3, 2009 File No. 333-158405
Dear Mr. Riedler:
     On behalf of our client, Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-158405, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 13, 2009 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against the original filing.
     Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.
Comment:
General
1.	We note that there are outstanding comments on your December 31, 2007 Form 10-K. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all comments on your Form 10-K have been cleared.

Response:
On behalf of the Company, we respectfully submit that on April 21, 2009, the Company was informed by the Staff that it had no further comments to the Company’s Form 10-K for the fiscal year December 31, 2007.
Comment:
2.	We note that the Form 10-K for the Fiscal Year Ended December 31, 2008 incorporates by reference the Part III information which will be provided in your proxy statement. Please note we will not be in a position to make your filing effective until this information is filed. You may amend your Form 10-K to include this information, or wait until after your proxy statement has been filed to request acceleration.
Response:
On behalf of the Company, we respectfully submit that the Company filed its definitive proxy statement with the Commission on April 24, 2009. This proxy statement contains the information required to be included in Part III of the Company’s Form 10-K for the fiscal year ended December 31, 2008. Part III of the Company’s Form 10-K for the fiscal year ended December 31, 2008 incorporates this proxy statement by reference.
Comment:
Cover Page
3.	In your table disclosing calculation of registration fees please separately identify the shares being registered for the secondary offering.
Response:
In response to the Staff’s comment, the Company respectfully submits that at the time of filing the Registration Statement the Company is relying upon Rule 430B(b) with respect to the shares being registered for the secondary offering, as further set forth below in our response to the next comment. Therefore, at this time the Company is unable to separately identify the shares being registered for the secondary offering. As disclosed in the Calculation of the Registration Fee table, the total proposed maximum offering price for both the primary offering by the Company, together with any secondary offering by existing selling stockholders, will in no event exceed $100,000,000 in the aggregate.

Comment:
Selling Stockholders, page 5
4.	Please revise to disclose the number of shares being registered for resale in total and on behalf of the each stockholder.
Response:
In response to the Staff’s comment, the Company respectfully submits that in reliance on Rule 430B(b) of Regulation C it is omitting the identities of selling security holders and the amounts of securities to be registered on their behalf. The Company is eligible to use Form S-3 for a primary offering pursuant to General Instruction 1.B.1 as the Company is offering securities on its own behalf for cash and the aggregate market value of all common equity held by non-affiliates is at least $75.0 million. In addition, (i) the shares of common stock to be sold by selling stockholders, if any, were acquired pursuant to private placement offerings, all of which were completed prior to the Company’s initial public offering in 2007, (ii) all of such shares of the Company’s common stock were thus outstanding prior to the filing date of the original registration statement at issue, and (iii) page 5 of the Registration Statement refers to unnamed selling security holders in a generic manner by identifying the original private placement offerings in which such shares of common stock were sold. Furthermore, the Company represents to the Commission that neither it nor any of its predecessors is or was during the past three years a blank check company, shell company or issuer in a penny stock offering, in each case as defined in subsection (iv)(A) through (C) of Rule 430B(b)(2). Finally, the Registration Statement also makes clear that no selling stockholder will be able to sell shares of the Company’s common stock pursuant to the Registration Statement until the Company identifies such selling stockholder and the shares being offering for resale by such selling stockholder in a subsequent prospectus supplement.

The undertakings required by Rule 512(a)(5)(i), required for issuers relying upon Rule 430B of Regulation C, are included on pages II-4 through II-5 of the Registration Statement.
* * * *

     Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact me at (617) 951-8840.
Very truly yours,
/s/ Meerie M. Joung
Meerie M. Joung

cc:	Mike Rosenthall, U.S. Securities and Exchange Commission
Suzanne Hayes, U.S. Securities and Exchange Commission
John F. Crowley, Amicus Therapeutics, Inc.
James E. Dentzer, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Esq., Amicus Therapeutics, Inc.
Peter Macaluso, Esq., Amicus Therapeutics, Inc.
Julio E. Vega, Esq., Bingham McCutchen LLP
Noreen A. Martin, Esq., Bingham McCutchen LLP